# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nature's Miracle Holding Inc., CIK 0001947861
CUSIP: 63903P100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761
Date of event which requires filing of this statement: 07/24/2025
Filed by CIK 0002015113
Persons authorized to receive notices and communications: Zhiyi (Jonathan) Zhang, Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761, (909) 218-4601

## Reporting persons
- Zhiyi (Jonathan) Zhang (CIK 0002015113): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: other (OO); sole voting power 3,516,537; shared voting power 0; sole dispositive power 3,516,537; shared dispositive power 0; aggregate amount beneficially owned 3,516,537 (13.2% of the class)
  Comment: (1) Gives effect to the 1-for-30 reverse stock split effected on November 21, 2024 to all shares of common stock held prior to November 21, 2024.
  (2) Based on 23,520,742 shares of the Issuer's common stock issued and outstanding as of July 25, 2025, as reported on the issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 28, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Nature's Miracle Holding Inc.
Address of issuer's principal executive offices: Nature's Miracle Holding Inc., 3281 E. Guasti Road, Suite 175, Ontario, California (CA), 91761
Comment:
Explanatory Note

This Amendment No. 2 to Schedule 13D (this "Amendment") hereby amends and supplements the initial Schedule 13D filed with the Securities and Exchange Commission on April 17, 2024, and amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on November 21, 2024 (the "Original Schedule 13D").

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains in effect, and capitalized terms used but not defined herein have the meanings assigned thereto in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On July 24, 2025, Mr. Zhang entered into a debt-to-equity conversion agreement (the "Debt to Equity Conversion Agreement") with Nature's Miracle Holdings, Inc. (the "Company"). Mr. Zhang converted his unpaid wages and salaries through July 23, 2025 in the amount of $406,691 into 3,111,408 shares of the Company's common stock at a conversion price of $0.1305 per share.

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

(a) - (b)
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Person, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 23,520,742 shares of the Issuer's Common Stock issued and outstanding as of July 25, 2025:

Reporting Person Zhiyi (Jonathan) Zhang
Amount beneficially owned 3,516,537(1)
Percent of class 13.2%
Sole power to vote or to direct the vote 3,516,537(1)
Shared power to vote or to direct the vote 0
Sole power to dispose or to direct the disposition 3,516,537(1)
Shared power to dispose or to direct the disposition 0

(1) Gives effect to the 1-for-30 reverse stock split effected on November 21, 2024 to all shares of common stock held prior to November 21, 2024.
Transactions in the class effected during the past sixty days: Except as disclosed in this Statement, the Reporting Person did not effect any transaction with respect to Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Debt to Equity Conversion Agreement

On July 24, 2025, Mr. Zhang entered into that certain Debt to Equity Conversion Agreement with the Company. Pursuant to the Debt to Equity Conversion Agreement, Mr. Zhang converted his unpaid wages and salaries through July 23, 2025 in the amount of $406,691 into 3,111,408 shares of the Company's common stock at a conversion price of $0.1305 per share.

The foregoing description of the Debt to Equity Conversion Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D/A and incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit Number Description

2.1 Merger Agreement dated September 9, 2022 (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.2 Amendment No. 1 to Merger Agreement, dated as of June 7, 2023 (incorporated by reference to Exhibit 2.2 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
2.3 Amendment No. 2 to Merger Agreement, dated as of December 8, 2023 (incorporated by reference to Exhibit 2.3 to the Company's Registration Statement on S-4/A (File No. 333-268343) filed with the SEC on January 26, 2024).
10.1 Form of Purchaser Support Agreement (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.2 Form of Voting and Support Agreement (incorporated by reference to Exhibit 10.2 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.3 Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.4 Standby Equity Purchase Agreement dated April 10, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on April 11, 2023)
10.5 Amendment No. 1 to Standby Equity Purchase Agreement dated June 12, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on June 14, 2023).
10.6 Amendment No. 2 to Standby Equity Purchase Agreement dated December 11, 2023 (incorporated by reference to Exhibit 10.1 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on December 22, 2023).
10.7 Form of Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.4 to Company's Current Report on Form 8-K filed with the Securities & Exchange Commission on March 15, 2024)
10.8 Form of Voting Agreement (incorporated by reference to Exhibit 10.5 to Lakeshore's Current Report on Form 8-K filed with the Securities & Exchange Commission on September 12, 2022)
10.9 Registration Rights Agreement dated as of March 11, 2024, by and between the Company and each party listed under Holder on the signature pages thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on 8-K, filed with the SEC on March 15, 2024).
10.10 Debt to Equity Conversion Agreement dated November 19, 2024 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the SEC on November 22, 2024).
10.11 Debt to Equity Conversion Agreement dated July 24, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on 8-K, filed with the SEC on July 28, 2025).

## Signatures
- Zhiyi (Jonathan) Zhang: /s/ Zhiyi (Jonathan) Zhang, Zhiyi (Johnathan) Zhang (07/28/2025)